SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-13611

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Retirement Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1165 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

Spartan Motors Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	10

Signatures

Exhibit Index

Report of Independent Registered Public Accounting Firm

Plan Administrator
Spartan Motors Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Spartan Motors Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
June 15, 2006

Spartan Motors Retirement Plan

Statements of Net Assets Available for Benefits
	December 31
	2005	2004
Assets
Participant-directed investments and loans, at fair value:
Common trust fund	$2,414,852	$2,082,780
Mutual funds	17,446,722	15,053,979
Spartan Motors, Inc. common stock	1,217,405	1,494,607
Participant loans	772,225	712,065
Total investments	21,851,204	19,343,431

Contributions receivable:
Employer	16,756	119,979
Participants	31,966	10,213
	48,722	130,192
Total assets	21,899,926	19,473,623

Liabilities
Amounts payable to plan participants	556	7,171
Net assets available for benefits	$21,899,370	$19,466,452

See accompanying notes.

Spartan Motors Retirement Plan

Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31
	2005	2004
Additions
Contributions:
Employer	$557,856	$586,306
Participants	1,754,608	1,569,671
Rollover of participant assets from other plans	96,966	49,894
	2,409,430	2,205,871
Investment income:
Interest and dividend income	912,663	570,601
Net appreciation in fair value of investments	346,587	1,341,430
	1,259,250	1,912,031
	3,668,680	4,117,902
Deductions
Distributions to participants	1,211,056	820,052
Administrative fees	24,706	19,771
	1,235,762	839,823
Net additions	2,432,918	3,278,079

Net assets available for benefits at beginning of year	19,466,452	16,188,373
Net assets available for benefits at end of year	$21,899,370	$19,466,452

See accompanying notes.

Spartan Motors Retirement Plan

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1.  Description of the Plan

The following description of the Spartan Motors Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company).

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 90 days of service and are 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's trustee and recordkeeper is currently Fidelity Management Trust Company.

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company. Each participating employer can establish different rates of employer profit-sharing contributions. Prior to January 1, 2004, the Company was permitted to make discretionary profit-sharing contributions to the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions, plus actual earnings thereon, are based on years of continuous service. A participant is fully vested after five years of credited service. As of January 1, 2004, participants are 100% vested in any profit-sharing contributions.

Spartan Motors Retirement Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested profit-sharing contributions, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeitures of nonvested employer matching contributions are used to reduce employer matching contributions and to pay administrative expenses.

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Participant Loans

A participant in the Plan may request a loan from their vested account balance. The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less. A participant may have only one loan outstanding at any time. Loans bear interest at the prime rate as of the first day of the month the loan became effective. Repayments are made by payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount or may elect to receive an annuity.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Upon complete or partial termination, all remaining assets in the accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

Spartan Motors Retirement Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

Investments and Investment Income

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common stock is valued at its quoted market price on the Nasdaq Stock Exchange. Participant loans are stated at cost and their outstanding balances, respectively, which approximate fair value.  The fair value of the participation units owned by the Plan in the common trust fund is based on quoted redemption values on the last business day of the plan year.

The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.

Spartan Motors Retirement Plan

Notes to Financial Statements (continued)

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

	December 31
	2005	2004

Columbia Acorn USA Z	$1,625,449	$1,460,568
Fidelity Cap Appreciation*	1,465,327	1,465,304
Fidelity Diversified International*	1,517,688	1,296,978
Fidelity Equity Income*	1,588,085	1,603,947
Fidelity Freedom 2020*	1,985,538	1,679,765
Fidelity Low Pr Stock*	1,547,192	1,500,708
Fidelity Managed Income Portfolio*	2,414,852	2,082,780
Fidelity US Bond Index*	1,382,003	1,500,433
Spartan Motors, Inc. common stock*	1,217,405	1,494,607
Spartan US Equity Index	1,872,408	1,882,459

*	Party-in-interest to the Plan.

Spartan Motors Retirement Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended December 31
	2005	2004

Mutual funds	$545,615	$1,157,210
Spartan Motors, Inc. common stock	(199,028)	184,220
	$346,587	$1,341,430

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Transactions with Parties in Interest

Fees incurred for administrative, legal and accounting services rendered by parties in interest were based on customary and reasonable rates for such services. All expenses pertaining to the administration of the Plan were paid through forfeitures or ratably allocated against participant accounts.

6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Spartan Motors Retirement Plan

Notes to Financial Statements (continued)

7.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$ 21,899,370	$ 19,466,452
Amounts allocated to withdrawing participants	--	(13,653)
	$ 21,899,370	$ 19,452,799

Spartan Motors Retirement Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

EIN #38-2078923    Plan #001

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

Common trust fund:
Fidelity Managed Income Portfolio*		$ 2,414,852

Mutual funds:
Allianz NFJ Small Cap Value	8,689 shares	251,273
Artisan Mid Cap Investment	30,867 shares	954,395
Columbia Acorn USA Z	60,135 shares	1,625,449
Fidelity Cap Appreciation*	58,380 shares	1,465,327
Fidelity Convertible Securities*	5,874 shares	131,936
Fidelity Equity Income*	30,089 shares	1,588,085
Fidelity Freedom 2000*	12,770 shares	155,917
Fidelity Freedom 2005*	8,551 shares	95
Fidelity Freedom 2010*	38,390 shares	539,374
Fidelity Freedom 2015*	5,618 shares	64,891
Fidelity Freedom 2020*	134,979 shares	1,985,538
Fidelity Freedom 2025*	1,494 shares	17,864
Fidelity Freedom 2030*	59,450 shares	892,941
Fidelity Freedom 2035*	3,018 shares	36,914
Fidelity Freedom 2040*	36,534 shares	322,592
Fidelity Freedom Income*	3,073 shares	34,936
Fidelity Inflation-Protected Bond*	8,464 shares	93,108
Fidelity International Small Cap*	6,045 shares	163,039
Fidelity Low Pr Stock*	37,884 shares	1,547,192
Fidelity Real Estate Investment*	13,663 shares	425,754
Fidelity US Bond Index*	126,789 shares	1,382,003
Fidelity Value*	4,982 shares	378,003
Fidelity Diversified International*	46,641 shares	1,517,688
Spartan US Equity Index	42,401 shares	1,872,408
		17,446,722
Common stock:
Spartan Motors, Inc. common stock*	118,300 shares	1,217,405

Participant loans*	153 loans with interest rates ranging from 5% to 10.5%	772,225
		$ 21,851,204

*Party-in-interest to the Plan.

Exhibits:

23	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 14, 2006	SPARTAN MOTORS PROFIT SHARING AND RETIREMENT PLAN

		By:	/s/ James W. Knapp
James W. Knapp Chief Financial Officer and Administrator of the Spartan Motors Retirement Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm.